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File No. 70-9523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

AMENDMENT NO. 1 TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

LG&E Energy LLC
(as successor to LG&E Energy Corp.)
220 West Main Street
Louisville, Kentucky 40202
(Name of companies filing this statement and addresses of principal executive offices)

E.ON AG
(Name of top registered holding company parent of each applicant or declarant)

John R. McCall
Executive Vice President, General Counsel
and Corporate Secretary
LG&E Energy LLC
220 West Main Street
Louisville, KY 40202
(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

Peter D. Clarke
Debra J. Schnebel
Jones Day
77 West Wacker
Chicago, IL 60601-1692
Telephone: 312-782-3939
Facsimile: 312-782-8585

AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION
UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

        LG&E Energy LLC hereby amends its Application-Declaration on Form U-1 in File No. 70-9523 by withdrawing the Application-Declaration in its entirety.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned thereunto duly authorized.

LG&E ENERGY LLC
By:	/s/ DANIEL K. ARBOUGH
Name:	Daniel K. Arbough
Title:	Treasurer
Date:	September 16, 2005

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AMENDMENT NO. 1 TO FORM U-1 APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
SIGNATURE